Exhibit 2

BIOLINERX LTD. For the Annual General Meeting of Shareholders to be held on September 21, 2014 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Norman Kotler and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, on September 21, 2014 at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BIOLINERX LTD.

September 21, 2014

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example	☒

1.	TO RE-ELECT the following nominees to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders:	FOR	AGAINST	ABSTAIN

	a. Aharon Schwartz	☐	☐	☐

	b. Michael Anghel	☐	☐	☐

	c. B.J. Bormann	☐	☐	☐

	d. Raphael Hofstein	☐	☐	☐

	e. Sandra Panem	☐	☐	☐

2.	To approve an initial grant to Sandra Panem of options to purchase 150,000 Ordinary Shares (equivalent to 15,000 ADSs), as further described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	TO APPROVE the grant of options to each of the director nominees as follows:	FOR	AGAINST	ABSTAIN

a.	A grant to Aharon Schwartz of options to purchase 100,000 Ordinary Shares (equivalent to 10,000 ADSs), as further described in the Proxy Statement.	☐	☐	☐

b.	A grant to Michael Anghel of options to purchase 100,000 Ordinary Shares (equivalent to 10,000 ADSs), as further described in the Proxy Statement.	☐	☐	☐

c.	A grant to B.J. Bormann of options to purchase 100,000 Ordinary Shares (equivalent to 10,000 ADSs), as further described in the Proxy Statement.	☐	☐	☐

d.	A grant to Raphael Hofstein of options to purchase 100,000 Ordinary Shares (equivalent to 10,000 ADSs), as further described in the Proxy Statement.	☐	☐	☐

e.	A grant to Sandra Panem of options to purchase 75,000 Ordinary Shares (equivalent to 7,500 ADSs), as further described in the Proxy Statement.	☐	☐	☐

4.	To approve the amendment of the BioLineRx Ltd. Executive Compensation Policy in the form attached as Annex A to the Company’s proxy statement dated August 14, 2014.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 4)
		YES ☐	NO ☐		Name: ____________________________________________________ Number of shares: ___________________________________________

5.
TO RE-APPOINT Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent public auditors of the Company for the year ending December 31, 2014 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.
		FOR ☐	AGAINST ☐	ABSTAIN ☐
Signature: _________________________________________________

Date: _____________________________________________________

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.